

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

James E. Kras
Chief Executive Officer
Edible Garden AG Incorporated
283 County Road 519
Belvidere, NJ 07823

> **Re: Edible Garden AG Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 24, 2022**
> **File No. 333-260655**

Dear Mr. Kras:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed March 24, 2022

Reverse Stock Split, page 4

1. We note your disclosures that "all information presented in this prospectus other than in our consolidated financial statements and the notes thereto assumes a 1 for 5 reverse stock split of our outstanding shares of common stock." Please reconcile this with your disclosures on page F-7 which state that "all historical share and per share amounts reflected throughout this report have been adjusted to reflect the stock splits."

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Margaret K. Rhoda, Esq.